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                                                                   EXHIBIT 10.20

                      SUMMARY OF ENHANCED SEVERANCE PROGRAM

On December 5, 2000, the boards of directors of Unocal Corporation and its Union Oil Company of California subsidiary (collectively, the "Company) have approved an enhanced severance program for approximately 2,800 U.S.-payroll employees not represented by collective bargaining agents in the event they lose their jobs through a change of control of the Company on or prior to December 31, 2004.

In the event of a "change of control" of the Company, as defined in Section 2(e) of the Company's Long-term Incentive Plan of 1998, the program provides for the immediate vesting of accrued benefits and/or accounts of all covered employees under the Company's retirement and savings plans and the immediate payment to such employees in cash of bonuses under its annual incentive compensation plans.

The following additional provisions of the program become operative in the event of an employee's involuntary termination of employment (other than for death, disability or misconduct) or constructive discharge within two years following a change of control. "Constructive discharge" includes an employee's resignation within 60 days following certain reductions in pay, benefits and/or perquisites, or as a result of certain work location changes.

The program provides four months of base pay for all eligible employees, regardless of years of service. Employees with at least five years of service also would receive credit for an additional three years of service and three years of age under the Company's retirement plans plus the incremental difference in value, if any, of three-fourths of a month of base pay for each completed year of actual service, to a maximum of 20 months, above the discounted present value of the enhancement to the retirement benefit. Employees with less than five years of service would receive the three-fourths of a month of base pay for each completed year of service. Executive officers holding employment agreements would be entitled to the enhanced benefit if they agree to its offset against the change-of-control benefits already provided under such agreements.

The program permits an eligible employee to elect an immediate distribution or rollover of his or her total retirement plan benefits, as enhanced (the amount of which would be based on the highest consecutive 12 months of pensionable pay during the most recent 120 months of service). The program also provides for subsidized "COBRA" medical and dental coverage for 18 months, a "three plus three" enhancement to criteria for determining eligibility and contributions under the Company's retiree and special continuation medical coverages and for determining eligibility under its retiree life and AD&D insurance plans, as well as certain other benefits.

The program includes a "tax gross-up" arrangement for employees subject to the excise tax provided for by Section 280G of the Internal Revenue Code. Under this section, excise taxes are imposed on employees receiving change-of-control payments (as defined) that exceed 2.99 times the employee's average annual compensation (as defined). Under the arrangement, an employee who is subject to the excise tax would receive a gross-up payment, in addition to the amounts deemed change-of-control payments, to eliminate the effect of the excise tax. This gross-up arrangement would apply only if the employee's change-of-control payments exceed the excise tax threshold amount of Section 280G by more than 10 percent. Otherwise, such payments would be reduced below the threshold.